Exhibit 11

VERAMARK TECHNOLOGIES, INC.

Calculations of Earnings (Loss) Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2001	2000	2001	2000

Basic
Net Loss	$(443,218)	$(222,050)	$(1,317,392)	$(6,374,603)

Weighted Average Common Shares Outstanding	8,293,966	8,098,932	8,224,313	8,068,003

Loss Per Common Share	$(0.05)	$(0.03)	$(0.16)	$(0.79)

Diluted
Net Loss	$(443,218)	$(222,050)	$(1,317,392)	$(6,374,603)

Weighted Average Common Shares Outstanding	8,293,966	8,098,932	8,224,313	8,068,003
Additional Dilutive Effect of Stock Options and Warrants after Application of Treasury Stock Method	—	—	—	—

Weighted Average Common Shares Outstanding	8,293,966	8,098,932	8,224,313	8,068,003

Loss per Common Share and Common Equivalent Share	$(0.05)	$(0.03)	$(0.16)	$(0.79)

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